

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 14, 2007

Via U.S. Mail and Fax (703) 707-2472
Neil L. Hazard
Chief Financial Officer
Motient Corporation
12010 Sunset Hills Road
Suite 600
Reston, VA 20190

> **RE:** **Motient Corporation**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 30, 2007**
>
> **Form 10-Q for the quarter ended March 31, 2007**
> **File No. 0-23044**

Dear Mr. Hazard:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report filed on form 10-K for the year ended December 31, 2006

Consolidated Statements of Operations, page F-3

1. Refer to your disclosures on page 59. Addressing the relevant accounting literature, tell us why you believe it was appropriate to recognize a gain on the sale of some of your ownership in MSV to Skyterra. Also, tell us how you determined the fair value of the consideration exchanged.

Note 1 - Organization and Description of Business, page F-7

2. In the first paragraph of this note you state that you own 39% of Skyterra and that your interest in Skyterra is non-voting. Then in the third paragraph you state that you own 45% non-voting interest in Skyterra. Please clarify this inconsistency.

Significant Accounting Policies

Investment in Skyterra, page F-14

3. Tell us how you concluded that you should account for your investment in Skyterra non-voting common stock under SFAS 115.

4. We note that you obtained a 45% interest of Skyterra, on a fully diluted basis. Tell us what you mean by "fully diluted basis." We note that up to 25.5 million shares of Skyterra will become voting upon a dividend or upon distribution or sale by Motient. Tell us in more detail how you concluded that you do not exercise significant influence on Skyterra. In this regard, we refer to the September 25, 2006 transaction and note that:

   (1) prior to the transaction, Skyterra's only operations consisted of its investment in MSV;
   (2) as a result of the transaction, Skyterra increased its ownership interest in MSV to approximately 52%; and
   (3) you retained a 17% ownership interest in MSV.

   We also note that subsequent to September 25, 2006, Skyterra purchased BCE's interest in MSV and increased its ownership interest in MSV to approximately 73.3% economic interest and 100% voting interest. Tell us in more detail the business rationale for agreeing to receive non-voting common stock (instead of voting common stock) in connection with the September 25, 2006 transaction.

Quarterly Report filed on form 10-Q for the quarter ended March 31, 2007

Note 1 – Organization and Description of Business, page 4

5. Tell us why you continue accounting for your investment in MSV under the equity method, considering that your ownership decreased to 4.4%.

Note 5 – Investments, page 6

6. We note from your disclosures in the 2006 Form 10-K that you account for your investment in Skyterra as available for sale securities in accordance with SFAS 115. It is unclear to us why you had an unrealized loss on your investment in Skyterra. Tell us whether the $109 million "unrealized loss" results from a decline in fair value that is considered to be other than temporary under paragraph 16 of SFAS 115.

Item 2. MD&A of Financial Condition and Results of Operations

Results of Operations, page 16

7. Tell us in more detail about the $6.2 million loss on impairment of intangibles recognized in the quarter ended March 31, 2007.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. The response should be uploaded to the EDGAR system. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

  •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

Neil L. Hazard
Motient Corporation
June 14, 2007
Page 4

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director